THOMPSON COBURN LLP

One US Bank Plaza

St. Louis, MO 63101

(314) 552-6295

April 26, 2010

EDGAR CORRESPONDENCE

Deborah O’Neal-Johnson, Esq.

Counsel

Securities and Exchange Commission

450 5th Street, NW, 5-6

Washington, DC 20549

Re: Unified Series Trust (SEC File Nos. 811-21237 and 333-100654)

Dear Ms. O’Neal-Johnson:

          We are responding to the Staff’s comments regarding Post-Effective Amendment No. 140 to the registration statement on Form N-1A of Unified Series Trust (the “Trust”) in respect of its series, 3 to 1 Diversified Equity Fund, 3 to 1 Strategic Income Fund, and Crawford Dividend Growth Fund (each a “Fund” and collectively, the “Funds”).

Comments Applicable to All Funds:

Comment

In the Summary Prospectus, conform the line items in the fee table to Form N-1A regarding fee waivers and expense reimbursements. In the footnote to the fee table, list all exclusions from the expense cap with specificity.

Response

As requested, we have conformed the fee table line items to Form N-1A and revised the footnote to list all exceptions to the expense cap as shown below:

The Fund’s advisor contractually has agreed to waive its management fee and/or reimburse expenses so that total annual Fund operating expenses (~~with certain exceptions~~ excluding brokerage fees and commissions; borrowing costs, such as (a) interest and (b) dividend expenses on securities sold short; taxes; any 12b-1 fees; any indirect expenses, such as acquired fund fees and expenses; and extraordinary litigation expenses) do not exceed [__]% of the Fund’s average daily net assets through April 30, 2011. This expense cap may not be terminated prior to this date except by the Board of Trustees.

Comment

Conform the explanatory paragraph preceding the Expense Example to Form N-1A.

Response

As requested, we have revised the paragraph as follows:

This ~~example~~Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. ~~The example uses the same assumptions as other mutual fund prospectuses.         The example~~   The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The ~~example~~Example also assumes that your investment has a 5% return each year~~, that all dividends and capital gains distributions are reinvested,~~ and that the Fund’s operating expenses remain the same. Although your actual costs may be ~~different~~higher or lower, based on these assumptions~~,~~ your costs would be:

Comment

In the Summary Prospectus, in the first paragraph under “Performance” revise the last sentence to conform with Form N-1A.

Response

As requested, we have revised the sentence to conform with Form N-1A as follows:

Past performance of the Fund is ~~no guarantee of how~~not necessarily an indication of how it will perform in the future.

                Comment  In the Summary Prospectus, shorten and summarize the description of each “Principal Risk”.

Response

As requested, we have summarized the descriptions of the “Principal Risks” in each Fund’s Summary Prospectus. Revised drafts, marked to show changes, are attached hereto.

Comment

Under “Performance” in the Summary Prospectus, delete the last sentence regarding index returns. If applicable, state that updated performance information may be obtained through a website.

Response

As requested, we have deleted the last sentence and, for each Fund that provides updated performance information on its website, we inserted the following:

Updated performance information is available on the Fund’s web site at www.[Fund name].com

Comment

In the Summary Prospectus section outlining how to purchase and sell Fund shares, revise the titles of the section and sub-section to conform to Form N-1A. State whether or not there is a minimum requirement for subsequent purchases.

Response

As requested, we retitled this Section “Purchase and Sale of Fund Shares” and retitled the sub-section “To Place Buy or Sell Orders.” We also included the minimum dollar amount required for subsequent purchases of a Fund’s shares, or a statement that there is no minimum for subsequent purchases, as applicable.

Comment

In each Fund’s statutory prospectus, describe with specificity the actions taken by a Fund to discourage market timing.

Response

As requested, we have added the following disclosure under “The Fund’s Policy on Market Timing”:

The Fund’s administrator performs automated monitoring of short-term trading activity, if any, in the Fund’s shares. Any instance of suspected short-tem trading is investigated by the Administrator’s compliance department. If such trades were deemed to be a violation of the Fund’s short-term trading policy, then the Fund’s adviser would be notified and action taken, such as suspending future purchases by the short-term trader. The Administrator provides a quarterly certification to the Board of Trustees, confirming that it has monitored Fund shareholders’ trades for potential short-term trading activity and, if such activity were to be discovered, the Administrator would be required to report such short-term trading to the Board of Trustees.

Comment

On the SAI cover page, include the registrant’s name and the ticker symbol of the Fund.

Response

As requested, we have included the registrant’s name and a Fund’s ticker symbol on the SAI cover page.

Comment

In the SAI, include additional information regarding the leadership structure of the board, the board’s oversight of risk management efforts, and qualifications for board membership as required by Item 17 of Form N-1A.

Response

Additional information about the Board has been included in the SAI. This disclosure previously has been reviewed by the Staff in PEA No. 141.

Comments on Crawford Dividend Growth Fund

Comment

With respect to “Expenses” in the Summary Prospectus for Class C shares, delete duplicative information in the first sentence and delete the second sentence of the first footnote.

Response

We have revised this section as follows:

1The Fund charges ~~a contingent sales charge of~~ this fee ~~1.00%~~ on Class C shares redeemed ~~less than~~ within one year ~~after~~ of purchase. ~~The Fund waives this fee for mandatory retirement withdrawals and for its systematic withdrawal plan.~~

Comment

Please advise the Staff supplementally whether each Fund’s expense cap continues until the end of the fiscal year or some other period.

Response

Each Fund’s expense cap continues through the end of the Fund’s fiscal year plus an additional four months thereafter, until such time as the next annual updated prospectus is printed.

Comment

Under “Principal Investment Strategies” in the Summary Prospectus, delete the second sentence of the third paragraph. Also remove descriptions of negative strategies and references to defensive investments in money markets and cash equivalents. Please explain supplementally how the adviser defines “large capitalization companies.”

Response

We have revised this section as shown below. The adviser has stated that it typically views “large cap” companies as those with market capitalizations of $10 billion or higher. As stated in the prospectus, the adviser focuses on high quality companies with a consistent long-term history of paying or increasing dividends.

Under normal circumstances, the Fund will invest at least 80% of its assets in securities of companies that pay regular dividends. ~~This investment policy may not be changed without at least 60 days prior written notice to shareholders.~~ The Fund may invest up to 20% of its assets in fixed income securities rated A+ or better by Standard & Poor’s, including U.S. Government securities, corporate debt securities, mortgage-backed securities and convertible securities. The Fund may invest its assets in equity and debt securities of foreign issuers, directly or indirectly through American Depositary Receipts (“ADRs”) or other types of depositary receipts. ADRs are receipts, issued by domestic banks, for shares of a foreign-based corporation that entitle the holder to dividends and capital gains on the underlying security. ADRs may be sponsored or unsponsored.

          The Fund is a non-diversified fund, which means that the Fund may take larger positions in a smaller number of companies than a diversified mutual fund. ~~The Fund will not invest more than 7% of its assets in any one issuer.~~ Certain economic sectors may be overweighted compared to others because the Advisor seeks the best investment opportunities regardless of sector. ~~The Fund will not invest more than 25% of its net assets in any one economic sector included in the Standard & Poor’s 500 Index (“S&P”), or two times the weighting of that sector in the S&P, whichever is greater. The sectors in which the Fund may be overweighted will vary at different points in the economic cycle. The Fund is not required to invest in all economic sectors included in the S&P. The Fund will not seek to realize profits by anticipating short-term market movements.~~ The Advisor intends to purchase securities only for the long-term. As a result, the Advisor believes the Fund will have low turnover, which should help minimize short-term capital gains and postpone long-term capital gains. However, when the Advisor deems that changes will benefit the Fund, portfolio turnover will not be a limiting factor. ~~Pending selection of investments, or for cash management purposes, the Fund may invest in money market funds or other investment companies that hold primarily investment grade short-term money market instruments, including U.S. Government and agency securities. If the Fund invests substantially in money market funds, it will incur additional expenses and may not meet its investment objective.~~

Comment

Under “Principal Risks” in the Summary Prospectus, include a description of Fixed Income Securities Risks and remove the Investment Company Securities Risks if these securities are held for defensive purposes.

Response

We have removed the Investment Company Securities Risks and inserted the following:

          Fixed Income Securities Risks. Fixed income securities are subject to credit risk, interest rate risk and liquidity risk. Credit risk is the risk the issuer or guarantor of a debt security will be unable or unwilling to make timely payments of interest or principal or to otherwise honor its obligations. Interest rate risk is the risk of losses due to changes in interest rates. In general, the prices of debt securities rise when interest rates fall, and the prices fall when interest rates rise. Liquidity risk is the risk a particular security may be difficult to purchase or sell and that the Fund may be unable to sell illiquid securities at an advantageous time or price. The Fund’s investments in government-sponsored entity securities also exhibit these risks, although the degree of such risks may vary significantly among the different government-sponsored entity securities. Some securities issued or guaranteed by U.S. government agencies or instrumentalities are not backed by the full faith and credit of the U.S. and may only be supported by the right of the agency or instrumentality to borrow from the U.S. Treasury. There can be no assurance that the U.S. government will always provide financial support to those agencies or instrumentalities.

Comment

Under “Performance,” move the footnote disclosure to immediately after the heading in the bar chart.

Response

We have moved the footnote disclosure as requested.

Comments on 3 to 1 Diversified Equity Fund

Comment

On the cover page of the prospectus, include the registrant’s name and the ticker symbol of the Fund.

Response

As requested, we have included the registrant’s name and the Fund’s ticker symbol on the Prospectus cover page.

Comment

Under “Principal Investment Strategies” in the Summary Prospectus, state whether the Fund’s assets will be diversified among various issuers. In the second paragraph, state that value style securities usually pay more dividends than growth style securities. Remove any reference to securities lending if this is not a principal investment strategy.

Response

The Fund is not currently engaged in securities lending. We have deleted any reference to securities lending from the Summary Prospectus. We have further revised this section as follows:

Under normal circumstances, the Equity Fund invests at least 80% of its net assets in equity securities of U.S. and foreign companies of all market capitalizations. The Equity Fund’s assets are diversified among various issuers, industries and market sectors.

The Equity Fund’s assets typically are managed by several sub-advisers under the general supervision of Envestnet Asset Management, Inc., the Manager, which is responsible for establishing the Equity Fund’s asset allocation strategy. To achieve its investment objective, the Equity Fund invests in both growth and value style securities. A “growth” company generally is one that a sub-adviser believes has potential for growth, relative to the other companies in that particular company’s industry or the market. In making this determination, the sub-adviser generally looks for the presence of certain characteristics in the company, including: a strong balance sheet; a consistent history of earnings stability and growth; an attractive line-up of proprietary products, processes and/or services; a leadership position in the markets; and experienced management. In contrast, a “value” company is one that a sub-adviser believes has an intrinsic value (as determined by the sub-adviser) that is higher than reflected in the company’s then-current share price. In making this determination, a sub-adviser typically compares the security’s current market price to the company’s fundamentals, such as: price/earnings ratio; dividend yield; book value; assets to liabilities ratio; management ownership; and price/cash flow.

Value style companies typically pay more dividends than growth style companies.

Comment

Delete all footnotes to the charts under “Performance.”

Response

As requested, we have deleted the footnotes as requested.

Comment

Under” Portfolio Management” in the Summary Prospectus, delete the extraneous text regarding the portfolio managers and sub-advisers.

Response

We have revised this section for both the Diversified Equity and Strategic Income Funds as follows:

                      Portfolio Managers –~~The Manager typically allocates the Fund’s assets among the sub-advisers listed below. However, from time to time, the Manager may directly manage and invest the Fund’s assets. In such cases, the Manager’s Investment Committee, whose members are listed below, would be responsible for these direct investments.~~ The following members of the Committee have been jointly responsible for making asset allocation decisions with respect to the Fund since its inception.

•	Brandon Thomas; Co-Founder and Chief Investment Officer of the Manager
•	Donald Frerichs, CFA; Senior Vice President of the Manager

          Sub-Advisers and Their Portfolio Managers – ~~The following sub-advisers are responsible for the day-to-day management of that portion of the Fund’s assets allocated to them by the Manager.~~ The individuals listed are equally responsible for the management of the segment of the Fund’s assets managed by the respective sub-adviser.

Comments on 3 to 1 Strategic Income Fund

Comment

Under “Principal Investment Strategies” in the Summary Prospectus, delete any reference to securities lending if this is not a principal investment strategy.

Response

The Fund is not currently engaged in securities lending. We have deleted any reference to securities lending from the Summary Prospectus.

* * * * * We trust that our proposed changes are responsive to the Staff’s comments. Attached hereto is a Tandy representation. Please contact me at (314) 552-6124 with any questions or comments. We appreciate your assistance in meeting the Fund’s target effective date of no later than Friday, April 30th .

Sincerely,

THOMPSON COBURN LLP

By: /s/ Amanda E. White

Exhibit B

Unified Series Trust

2960 N. Meridian Street

Indianapolis, Indiana 46208

          In connection with Post-Effective Amendment No. 140 (“PEA 140”) to the registration statement on Form N-1A of Unified Series Trust (the “Trust”) in respect of the Form N-1A registration statement of Unified Series Trust (the “Trust”) in respect of its series, the 3 to 1 Diversified Equity Fund, 3 to 1 Strategic Income Fund, and Crawford Dividend Growth Fund (each a “Fund” and collectively, the “Funds”), the undersigned officer of the Trust, on behalf of the Funds, hereby states as follows:

1.	The Funds acknowledge that all disclosures in PEA 140 about the Funds are the responsibility of the Funds;

2.

The Funds acknowledges that, by declaring the PEA 140 effective, the Securities and Exchange Commission (“SEC”) does not relieve the Funds from its responsibility for the disclosures included therein; and

3.

The Trust and each Fund hereby represent and warrant that in the event the SEC takes action against it, neither the Trust nor the Fund will assert the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws.

Unified Series Trust

By:/s/ Heather Bonds
Heather Bonds, Secretary